EXHIBIT 99.1

Galapagos initiates Phase 1 study with novel CF corrector GLPG3221

  Triggers a $10 million milestone payment from AbbVie
  Sixth clinical candidate in cystic fibrosis portfolio

Mechelen, Belgium; 21 November 2017; 22.01 CET -Galapagos NV (Euronext & NASDAQ: GLPG) announces initiation of a Phase 1 study with a novel C2 corrector GLPG3221 for cystic fibrosis (CF). Galapagos receives a $10 million milestone payment from its collaboration partner AbbVie for this achievement.

The aim of the Phase 1 study is to evaluate the safety, tolerability and pharmacokinetics of GLPG3221 in healthy volunteers. The randomized, double-blind, placebo controlled, single centre study is being conducted in Belgium. Topline results from this Phase 1 study are expected to be disclosed at a future medical conference.

In order to bring a more effective therapy to the majority of CF patients, Galapagos and AbbVie have a large portfolio of candidates addressing three complementary components for a potential combination therapy. GLPG3221 is the second C2 corrector, chemically distinct from the first C2 corrector. It will form part of a triple combo expected to be tested in patients next year. Galapagos expects to initiate the first triple combo patient study (including the first C2 corrector) later this quarter.

Triple combinations of CF compounds in the portfolio have consistently shown restoration of healthy activity levels in in vitro assays with human bronchial epithelial (HBE) cells of patients with the F508del mutation. These combinations have resulted in an increase in chloride transport compared to Orkambi[1] and tezacaftor+ivacaftor in HBE cells with the homozygous and heterozygous F508del mutation.

"We are pleased to add GLPG3221 to our growing list of clinical CF candidates," said Dr Piet Wigerinck, CSO of Galapagos. "We plan to initiate further studies within our CF portfolio, in parallel to running our first patient evaluation of a triple combo starting later this year."

GLPG3221 is an investigational therapy; its safety and efficacy have not been established.

About the Galapagos-AbbVie collaboration in CF
In September 2013, Galapagos and AbbVie entered into a global collaboration agreement focused on the discovery and worldwide development and commercialization of potentiator and corrector molecules for the treatment of CF. Under the terms of the agreement, AbbVie made an upfront payment of $45 million to Galapagos. Upon successful completion by Galapagos of clinical development through to completion of Phase 2, AbbVie will be responsible for Phase 3, with financial contribution by Galapagos. Galapagos has earned $67 million in milestone payments to date and is still eligible to receive up to approximately $550 million in total payments for developmental and regulatory milestones, sales milestones upon the achievement of minimum annual net sales thresholds and additional tiered royalty payments on net sales, ranging from mid-teens to 20%. Galapagos has commercial rights to China and South Korea, and has an option to co-promote in Belgium, the Netherlands, and Luxembourg.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 578 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, and Croatia. More information at www.glpg.com.

Contact

Investors:

Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Paul van der Horst
Director IR & Business Development
+31 71 750 6707
ir@glpg.com

Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Forward-looking statements
This release may contain forward-looking statements, including statements regarding the composition of a potential triple combination therapy for CF, the potential efficacy of Galapagos' compounds in cystic fibrosis, the anticipated timing of clinical studies with the cystic fibrosis portfolio of candidate drugs, and the progression and results of such studies. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements(including that data from the ongoing and planned clinical research programs in cystic fibrosis may not support registration or further development of a potential triple combination, any of Galapagos' potentiators or correctors due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for cystic fibrosis, AbbVie), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

ˆOrkambi® is a marketed product of Vertex Pharmaceuticals